August 14, 2008

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (561) 353-1042</u>

Mr. Brian Neill
Chief Financial Officer
Medical Connections Holdings, Inc.
2300 Glades Road, Suite 202E
Boca Raton, FL 33431

> **Re: Medical Connections Holdings, Inc. (the "Company")**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 333-72376**

Dear Mr. Neill:

We have reviewed your response letter dated August 8, 2008 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief